September 3, 2024

Feng Huang
Chief Executive Officer
Li Bang International Corporation Inc.
No. 190 Xizhang Road, Gushan Town
Jiangyin City, Jiangsu Province
People   s Republic of China

       Re: Li Bang International Corporation Inc.
           Amendment No. 12 to Registration Statement on Form F-1
           Filed August 23, 2024
           File No. 333-262367
Dear Feng Huang:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 12 to Registration Statement on Form F-1
General

1. Please update your financial statements, or file as an exhibit to the filing the necessary representations as to why such update is not necessary. Refer to Item 8.A.4 of Form 20-F and Instruction 2 thereto.
 September 3, 2024
Page 2

       Please contact Melissa Kindelan at 202-551-3564 or Christine Dietz at 202-551-3408 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten at 202-551-3447 or Larry Spirgel at 202-551-3815 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Jason Ye